UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

PAMPA ENERGIA S.A.
(PAMPA ENERGIA INC.)

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Bouchard 547, 26th Floor

C1106ABG
City of Buenos Aires

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Press Release

August 5, 2009

Subject: Pampa Energía announces its registration with the SEC

Pampa Energía S.A. (“Pampa” or the “Company”); (BCBA: “PAMP” Luxembourg Euro MTF market: “PAMPA”), announces that the U.S. Securities and Exchange Commission (“SEC”) has declared effective today the registration of American Depositary Shares (“ADSs”) of the Company under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). Each ADS represents 25 common shares of the Company. With this registration, the Company’s shares are eligible for trading in the United States.

The Company has initiated the process of listing the ADSs for trading on the New York Stock Exchange (“NYSE”) and intends to cancel the listing of the current Global Depositary Shares (“GDSs”) on the Luxembourg Stock Exchange.

This registration and listing will be accompanied by the conversion of the GDSs into ADSs, each representative of 25 common shares of the Company, issued by The Bank of New York (“BoNY”).

The registration with the SEC and the listing of the ADSs on the NYSE are integral components of the Company's strategic plan to increase the liquidity and trading volume of Pampa's shares.

For further information, contact:

Ricardo Torres - General Manager

Mariano Batistella - Investor Relations

547 Bouchard Street, 26th Floor (C1106ABG)

Ciudad Autónoma de Buenos Aires, Argentina

Tel: 5411 4510 9500

http://www.pampaenergia.com/ir

investor@pampaenergia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pampa Energía S.A.

By: /s/ Roberto Maestretti
Roberto Maestretti Chief Financial Officer

Date: August 6, 2009